AMENDMENT TO SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AGREEMENT dated as of the 8th day of January, 2014 (the "**Amendment**").

BETWEEN:

ROYAL STANDARD MINERALS INC., a body corporate, existing under the laws of Canada (the "**Corporation**")

- and -

EQUITY FINANCIAL TRUST COMPANY, a body corporate, existing under the laws of Canada (the "**Rights Agent**")

WHEREAS:

A. The Corporation and the Rights Agent entered into a Shareholder Rights Plan Agreement dated December 23, 2010.

B. The Corporation wishes to amend such Shareholder Rights Plan Agreement pursuant to Section 6.5(a) of the Agreement.

NOW THEREFORE, parties agree as follows:

1. The definition of "Exempt Acquisition" in clause 1.1(s)(i) of the Agreement shall be amended by deleting the words "pursuant to section 6.1" at the end of clause 1.1(s)(i).
2. All other terms of the Shareholder Rights Plan Agreement shall remain constant and in full force and effect.
3. This Amendment shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties hereby agree to submit to the non-exclusive jurisdiction of the courts of the Province of Ontario.
4. This Amendment may be executed in one or more counterparts (including by way of facsimile), each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same agreement.

IN WITNESS WHEREOF the parties hereto have caused this Amendment to be executed as of the day and year first above written.

ROYAL STANDARD MINERALS INC.

Per: ______________________

Per: ______________________

ACKNOWLEDGED this 8th day of January, 2014

EQUITY FINANCIAL TRUST COMPANY

Per: ______________________

Per: ______________________